Exhibit B.3(d): Other Pages of CIBC’s 2009 Annual Accountability Report incorporated in Annual Information Form
•	“Governance” pages 34-37

•	“Principal Subsidiaries” page 168

•	“Fees Paid to the Shareholders’ Auditors” page 175

•	“Transfer Agent and Registrar” page 192

Governance
At the heart of CIBC’s governance structure is an experienced, independent Board of Directors committed to upholding strong governance principles, creating a culture of openness and transparency and leading in governance best practices.

Governance
Sustaining excellence in governance with an integrated framework
CIBC believes that embracing strong governance is the foundation to delivering against its strategic imperative of consistent and sustainable performance over the long term. The Board employs a comprehensive, integrated governance framework as the basis for its oversight responsibilities of the management of the business and affairs of CIBC. This framework includes a capable and qualified Board of Directors with diverse backgrounds and skills; a collaborative and constructive relationship between the Board and senior management; and a robust set of governance and control policies and procedures.
     The following diagram provides an overview of CIBC’s integrated governance structure:
The framework guides the Board and management in fulfilling their obligations to CIBC and its stakeholders. The Board continually reviews the effectiveness of the governance structure and is committed to evolving that structure to ensure it serves as the keystone for sustaining excellence in governance in the future.
Continually evolving governance practices to remain at forefront
As part of its ongoing review, the Board regularly assesses and enhances its governance practices and principles to confirm that we continue to meet regulatory requirements and any new developments in regulations, and that we remain at the forefront of governance best practices. In the spirit of openness and transparency, CIBC posts these practices and principles on our corporate website at www.cibc.com.
     The Statement of Corporate Governance Practices describes our comprehensive governance framework, states CIBC’s vision and details the Board’s responsibilities. This document describes the Board’s policy on Board composition, director nomination and tenure, Board independence and education, as well as director and executive compensation and management succession.
     The Board and management of CIBC recognize the importance of consistent and timely communication with CIBC’s stakeholders. The CIBC Disclosure Policy explains CIBC’s disclosure philosophy and practices for disclosing material information to the market and outlines roles and responsibilities of various individuals and groups at CIBC relating to the release of material information. The Policy is intended to minimize the risk of unauthorized, inconsistent or selective disclosure.
Fostering a culture of integrity and personal accountability
In accordance with our commitment to nurture a governance culture of integrity and personal accountability, CIBC has policies on personal conduct for directors, employees and contractors intended to foster a strong ethical culture and to protect our clients, our employees and CIBC.
     The CIBC Code of Ethics for Directors applies to all members of CIBC’s Board of Directors. The principles in this Code require a consistent and high standard of ethical conduct for all directors. The principles are intended to protect the business interests of CIBC, maintain CIBC’s reputation for integrity, and foster compliance with applicable legal and regulatory obligations. Directors are required to certify their compliance with the Code each year.
     The CIBC Code of Conduct promotes ethical decision-making for all employees and supports behaviour that is consistent with CIBC’s core values of trust, teamwork and accountability. All employees are required to complete annual certification and testing on the CIBC Code of Conduct to ensure they understand its requirements. The Board reviews and approves changes to this Code each year.
     All CIBC employees are encouraged to come forward with any concerns. In keeping with our commitment to open and honest communications, employees are expected to report any irregular business activity or behaviour that could place CIBC’s integrity or reputation at risk. Concerns can be reported in confidence and anonymity to any CIBC executive, director or through the confidential CIBC Ethics Hotline. Employees who report suspected contraventions in good faith are protected from retaliation or adverse employment action.

Meeting and exceeding compliance requirements
As a Canadian public company with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), CIBC has in place a system of corporate governance practices that meets or exceeds all applicable Canadian requirements. CIBC voluntarily complies with many of the NYSE’s governance rules. Some of those rules, with which CIBC does not voluntarily comply, are different from those that apply to CIBC in Canada. A summary of these differences is available on our corporate website at www.cibc.com.
Committed to ongoing Board renewal
We recognize the importance of having a complement of Board skills, experience and competencies. Using our competency matrix, we assess annually the individual skills and contributions of each director to ensure the Board has the appropriate balance of qualifications and skills to effectively address CIBC’s evolving needs.
Supported by an effective committee structure
The CIBC Board of Directors has worked hard to align its governance and risk management philosophies and structure to support our broader long-term strategic imperative of consistent and sustainable performance over the long term.
     As part of its overall responsibilities, the Board has established four committees to assist in carrying out its duties and to enhance governance. Each committee has a mandate outlining its functions and responsibilities. Management committees are in place to support the senior executive team on the governance and control activities of CIBC and various aspects of the oversight of CIBC’s operations. Below is a list of these committees and a brief summary of the key responsibilities of the committee members. The Board committee mandates are outlined in greater detail in the Management Proxy Circular and are available at www.cibc.com.

Board Committee	Key Responsibilities

Audit Committee	• Reviews the integrity of CIBC’s financial statements, financial disclosures and internal control over financial reporting;

• Monitors the system of internal control and CIBC’s compliance with legal and regulatory requirements;

• Selects the external auditors for shareholder approval;

• Reviews the qualifications, independence and performance of the external auditors and CIBC’s internal auditors;

• Acts as the Audit Committee for certain federally regulated subsidiaries.

Members: J.H. Bennett, J.P. Manley, J.L. Peverett, R.W. Tysoe (Chair)

Corporate Governance Committee	• Assists the Board of Directors in fulfilling its corporate governance oversight responsibilities. It also acts as the conduct review committee of CIBC under the Bank Act (Canada).

Members: B.S. Belzberg, J.H. Bennett (Chair), G.F. Colter, J.P. Manley, R.W. Tysoe

Management Resources and Compensation Committee
•    Assists the Board of Directors in fulfilling its supervisory responsibilities in relation to CIBC’s human resource policies and practices, including the oversight of the CIBC pension plans and succession planning for the senior executive team.

Members: B.S. Belzberg (Chair), L. Desjardins, W.L. Duke, G.D. Giffin, L.S. Hasenfratz

Risk Management Committee	• Assists the Board of Directors in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite;

• Oversees the identification, measurement, monitoring and controlling of CIBC’s principal business risks.

Members: G.F. Colter (Chair), P.D. Daniel, N.D. Le Pan, L. Rahl, R.J. Steacy

Management Committee	Key Responsibilities

Asset Liability Committee	• Reviews CIBC’s key risks and implications for balance sheet and liquidity management.

Capital and Risk Committee
•    Focuses on the strategic assessment of risks and mitigation strategies. Key activities include reviewing, evaluating and recommending CIBC’s risk appetite statement and risk strategies; reviewing and evaluating new proposed business strategies; monitoring performance and risk profile against risk appetite; and identifying, reviewing and advising on current and emerging risk issues and associated mitigation plans.

Disclosure Committee
•    Assists the Chief Executive Officer and Chief Financial Officer in fulfilling their oversight responsibility for the accuracy, completeness and timeliness of CIBC’s quarterly and annual financial reports.

Governance and Control Committee
•    Acts as the most senior point of management review, counsel and input on the design and assessment of CIBC’s governance and internal control structure, within the parameters and strategic objectives established by the Chief Executive Officer and direction provided by the Board.

Reputation and Legal Risks Committee	• Provides management oversight of reputation and legal risks associated with transactions between CIBC and its clients.

Governance
Board of Directors
Charles Sirois C.M., O.Q. (1997)
Chair of the Board
CIBC
Chairman and Chief Executive Officer
Telesystem Ltd.
(Montreal, Quebec, Canada)
Brent S. Belzberg (2005)
Senior Managing Partner
Torquest Partners
(Toronto, Ontario, Canada)
Jalynn H. Bennett C.M. (1994)
President
Jalynn H. Bennett and Associates Ltd.
(Toronto, Ontario, Canada)
Gary F. Colter (2003)
President
CRS Inc.
(Mississauga, Ontario, Canada)
Patrick D. Daniel (2009)
President and Chief Executive Officer
Enbridge Inc.
(Calgary, Alberta, Canada)
Luc Desjardins (2009)
Equity Partner
The Sterling Group, LP
(Montreal, Quebec, Canada)
William L. Duke (1991)
President
Annandale Farms Inc.
(Kenosee Lake, Saskatchewan,
Canada)
Hon. Gordon D. Giffin (2001)
Senior Partner
McKenna Long & Aldridge LLP
(Atlanta, Georgia, U.S.A.)
Linda S. Hasenfratz (2004)
Chief Executive Officer
Linamar Corporation
(Guelph, Ontario, Canada)
Nicholas D. Le Pan (2008)
Consultant
(Ottawa, Ontario, Canada)
Hon. John P. Manley P.C., O.C. (2005)
President Designate
Canadian Council of Chief Executives
(Ottawa, Ontario, Canada)
Gerald T. McCaughey (2005)
President and Chief Executive Officer
CIBC
(Toronto, Ontario, Canada)
Jane L. Peverett (2009)
Corporate Director
(West Vancouver, British Columbia,
Canada)
Leslie Rahl (2007)
Founder and Managing Partner
Capital Market Risk Advisors, Inc.
(New York, New York, U.S.A.)
Robert J. Steacy (2008)
Corporate Director
(Toronto, Ontario, Canada)
Ronald W. Tysoe (2004)
Corporate Director
(Jupiter, Florida, U.S.A.)
Senior Executive Team
Gerald T. McCaughey
President and Chief Executive Officer
Sonia Baxendale
President, CIBC Retail Markets
Michael Capatides
Chief Administrative Officer
and General Counsel
Administration
Ron Lalonde
Senior Executive Vice-President
Technology and Operations
Richard Nesbitt
Chairman and Chief Executive Officer
Wholesale Banking
Richard Venn
Senior Executive Vice-President
Corporate Development
David Williamson
Chief Financial Officer
Finance
Tom Woods
Chief Risk Officer
Risk Management
Senior Officers
David Arnold
Executive Vice-President
Finance Business Support
Finance
Geoff Belsher
Managing Director
Investment Banking
Wholesale Banking
Mike Boluch
Executive Vice-President
Technology
Technology and Operations
Gary Brown
Managing Director
U.S. Region/Risk Wholesale Banking
Wholesale Banking
Tim Carrington
Managing Director
Global Derivatives and Strategic Risk
Wholesale Banking
Michelle Caturay
Vice-President
Corporate Secretary and Associate
General Counsel
Administration
Harry Culham
Managing Director
Fixed Income, Currencies &
Distribution
Wholesale Banking
Colette Delaney
Senior Vice-President
GICs, Deposits & Payments
CIBC Retail Markets
Victor Dodig
Executive Vice-President
Retail Distribution and
Wealth Management
CIBC Retail Markets
Laura Dottori-Attanasio
Managing Director
Corporate Credit Products
Wholesale Banking
John Ferren
Vice-President
Investor Relations
Finance
Stephen Forbes
Executive Vice-President
Marketing, Communications and
Public Affairs
Administration
Warren Gilman
Managing Director
Asia-Pacific Region
Wholesale Banking
Kevin Glass
Executive Vice-President
Finance Shared Services
Finance
Michael Higgins
Managing Director
Real Estate Finance
Wholesale Banking
Christina Kramer
Executive Vice-President
Distribution Services
CIBC Retail Markets
Andrew Kriegler
Senior Vice-President
and Treasurer
Finance
Cheryl Longo
Senior Vice-President
Card Products
CIBC Retail Markets
Rick Lunny
Executive Vice-President
Lending, Insurance, Commercial
Banking & Amicus
CIBC Retail Markets
Art Mannarn
Executive Vice-President
Global Operations and INTRIA
Technology and Operations
Anil Mathur
Senior Vice-President
and Chief Auditor
Internal Audit
Administration
Kimberley McVittie
Vice-President
Ombudsman
and Chief Privacy Officer
Administration
Tim Moseley
Senior Vice-President
and Chief Compliance Officer
Administration
Jacqueline Moss
Executive Vice-President
Human Resources
Administration
Ted Nash
Managing Director
Merchant Banking
Wholesale Banking
John Orr
Chief Executive Officer
FirstCaribbean International Bank
and Executive Vice-President
International Retail Banking
CIBC Retail Markets
Rik Parkhill
Managing Director
Cash Equities
Wholesale Banking
Kevin Patterson
Executive Vice-President
Governance and Control
Administration
Shuaib Shariff
Vice-President and
Chief Accountant
Finance
Scott Wilson
Managing Director
Europe Region
Wholesale Banking

     Principal Subsidiaries
Unaudited, $ millions, as at October 31, 2009

	Address of head	Book value(3) of shares owned by CIBC
Subsidiary name(1)(2)	or principal office	and other subsidiaries of CIBC

CIBC Asset Management Holdings Inc.	Toronto, Ontario, Canada	286
CIBC Asset Management Inc.	Toronto, Ontario, Canada
CIBC BA Limited	Toronto, Ontario, Canada		(4)
CIBC Global Asset Management Inc.	Montreal, Quebec, Canada	301
CIBC Global Asset Management (USA) Ltd.	Montreal, Quebec, Canada
CIBC Global Asset Management International Inc.	New York, NY, U.S.A.
CIBC Private Investment Counsel Inc.	Toronto, Ontario, Canada
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Mississauga, Ontario, Canada	24
CIBC Mortgages Inc.	Toronto, Ontario, Canada	230
3877337 Canada Inc. (Home Loans Canada)	Toronto, Ontario, Canada
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	411
CIBC World Markets Inc.	Toronto, Ontario, Canada	343
CIBC WM Real Estate Ltd.	Toronto, Ontario, Canada
CIBC WM Real Estate (Quebec) Ltd.	Montreal, Quebec, Canada
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada
CIBC Delaware Holdings Inc.	New York, NY, U.S.A.
Canadian Imperial Holdings Inc.	New York, NY, U.S.A.
CIBC Inc.	New York, NY, U.S.A.
CIBC Capital Corporation	New York, NY, U.S.A.
CIBC World Markets Corp.	New York, NY, U.S.A.
INTRIA Items Inc.	Mississauga, Ontario, Canada	100
CIBC Capital Funding III, L.P.	New York, NY, U.S.A.	102
CIBC Capital Funding IV, L.P.	New York, NY, U.S.A.	54
CIBC Holdings (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	8,775
CIBC Bank and Trust Company (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
CIBC Investments (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank Limited (91.4%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank (Bahamas) Limited (87.0%)	Nassau, The Bahamas
FirstCaribbean International Bank (Barbados) Limited (91.4%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank (Cayman) Limited (91.4%)	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank (Jamaica) Limited (88.0%)	Kingston, Jamaica
FirstCaribbean International Bank (Trinidad and Tobago) Limited (91.4%)	Maraval, Port of Spain, Trinidad & Tobago
FirstCaribbean International Wealth Management Bank (Barbados) Limited (91.4%)	Warrens, St. Michael, Barbados
CIBC International (Barbados) Inc.	Warrens, St. Michael, Barbados
CIBC Offshore Banking Services Corporation	Warrens, St. Michael, Barbados
CIBC Reinsurance Company Limited	Warrens, St. Michael, Barbados
CIBC Trust Company (Bahamas) Limited	Nassau, The Bahamas
CIBC World Markets Securities Ireland Limited	Co. Meath, Ireland
CIBC World Markets plc	London, England, U.K.	388
CIBC Asia Limited	Singapore City, Singapore	8
CIBC World Markets (Japan) Inc.	Tokyo, Japan	49
CIBC Australia Limited	Sydney, New South Wales, Australia	21

(1)	CIBC and other subsidiaries of CIBC own 100% of the voting shares of each subsidiary, except as otherwise noted.

(2)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for CIBC World Markets (Japan) Inc., which was incorporated in Barbados; CIBC Capital Funding III, L.P., which was incorporated in the state of Nevada, U.S.A.; CIBC Capital Funding IV, L.P., CIBC Delaware Holdings Inc., CIBC World Markets Corp., Canadian Imperial Holdings Inc., CIBC Capital Corporation and CIBC Inc., which were incorporated or organized under the laws of the State of Delaware, U.S.A.

(3)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares.

(4)	The book value of shares owned by CIBC is less than $1 million.

Supplementary Annual Financial Information
     Deposits

		Average balance				Interest			Rate
Unaudited, $ millions, for the year ended October 31	2009	2008	2007	2009	2008	2007	2009	2008	2007

Deposits in domestic bank offices(1)
Payable on demand
Personal	$5,967	$5,783	$5,252	$5	$6	$6	0.08%	0.10%	0.11%
Business and government	23,539	22,337	21,086	59	358	448	0.25	1.60	2.12
Bank	1,193	1,140	892	4	14	15	0.34	1.23	1.68
Payable after notice
Personal	45,135	37,568	34,501	329	506	474	0.73	1.35	1.37
Business and government	8,622	6,825	6,532	48	182	222	0.56	2.67	3.40
Bank	1	4	6	—	—	—	—	—	—
Payable on a fixed date
Personal	46,932	47,659	45,016	1,438	1,867	1,637	3.06	3.92	3.64
Business and government	45,192	54,189	48,054	448	1,815	2,259	0.99	3.35	4.70
Bank	1,062	641	686	4	22	32	0.38	3.43	4.66

Total domestic	177,643	176,146	162,025	2,335	4,770	5,093	1.31	2.71	3.14

Deposits in foreign bank offices
Payable on demand
Personal	482	508	405	5	13	9	1.04	2.56	2.22
Business and government	2,912	2,611	2,406	5	9	15	0.17	0.34	0.62
Bank	272	347	364	4	3	2	1.47	0.86	0.55
Payable after notice
Personal	2,055	1,764	1,522	49	53	51	2.38	3.00	3.35
Business and government	662	410	337	1	3	5	0.15	0.73	1.48
Payable on a fixed date
Personal	2,487	2,390	2,177	32	72	102	1.29	3.01	4.69
Business and government	27,278	38,926	41,467	359	1,445	2,187	1.32	3.71	5.27
Bank	7,192	13,864	12,631	89	485	586	1.24	3.50	4.64

Total foreign	43,340	60,820	61,309	544	2,083	2,957	1.26	3.42	4.82

Total deposits	$220,983	$236,966	$223,334	$2,879	$6,853	$8,050	1.30%	2.89%	3.60%

(1)	Deposits by foreign depositors in our domestic bank offices amounted to $4.2 billion (2008: $3.6 billion; 2007: $3.8 billion).
     Short-term Borrowings

Unaudited, $ millions, as at or for the year ended October 31	2009	2008	2007

Amounts outstanding at end of year
Obligations related to securities sold short	$5,916	$6,924	$13,137
Obligations related to securities lent or sold under repurchase agreements	37,453	38,023	28,944

Total short-term borrowings	$43,369	$44,947	$42,081

Obligations related to securities sold short
Average balance	$6,461	$9,901	$13,821
Maximum month-end balance	7,368	11,984	14,673
Average interest rate	2.45%	2.91%	3.72%
Obligations related to securities lent or sold under repurchase agreements
Average balance	43,372	30,574	32,133
Maximum month-end balance	49,211	38,023	34,044
Average interest rate	1.20%	4.66%	6.92%

     Fees Paid to the Shareholders’ Auditors

Unaudited, $ millions, for the year ended October 31	2009	2008	2007

Audit fees(1)	$19.0	$18.0	$15.1
Audit related fees(2)	2.2	2.3	5.5
Tax fees(3)	0.4	0.4	0.5
Other	—	1.3	—

Total	$21.6	$22.0	$21.1

(1)	For the audit of CIBC’s annual financial statement and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also includes the audit of internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States).

(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance services.

Shareholder and Other Information
Transfer agent and registrar
For information relating to shareholdings, dividends, dividend reinvestment accounts and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
416 643-5500 or fax 416 643-5501
1 800 387-0825 (toll-free in Canada and the U.S.)
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Common and preferred shares are transferable in Canada at the offices of our agent, CIBC Mellon Trust Company, in Toronto, Montreal, Halifax, Calgary and Vancouver.
In the United States, common shares are transferable at:
BNY Mellon Shareowner Services
480 Washington Blvd, 27th Floor
Jersey City, NJ 07310
1 800 589-9836
E-mail: shrrelations@bnymellon.com
Website: www.bnymellon-investor.com
CIBC head office
Commerce Court, Toronto, Ontario,
Canada M5L 1A2
Telephone number: 416 980-2211
SWIFT code: CIBCCATT
Website: www.cibc.com
Incorporation
Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961. The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year.
Annual meeting of shareholders
Shareholders are invited to attend the CIBC Annual Meeting of Shareholders on Thursday, February 25, 2010 at 10 a.m. (Eastern Standard Time) in Montreal, Quebec at Fairmont The Queen Elizabeth, the Grand Salon, 900 René Lévesque Boulevard West, Montreal, Quebec, H3B 4A5.
CIBC Annual Accountability Report 2009
Additional print copies of the Annual Accountability Report may be obtained by calling 416 980-6433 or e-mailing financialreport@cibc.com.
The Annual Accountability Report is also available online at www.cibc.com. La version française: Sur simple demande, nous nous ferons un plaisir de vous faire parvenir la version française du présent rapport. Veuillez composer le 416 980-6433 ou nous faire parvenir un courriel à rapportfinancier@cibc.com. La Reddition de comptes annuelle est aussi disponible en ligne à www.cibc.com.
Further information
Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416 980-8306, fax 416 980-5028 or e-mail investorrelations@cibc.com.
Communications and Public Affairs: Financial, business and trade media may call 416 980-4523 or fax 416 363-5347.
CIBC telephone banking: As part of our commitment to our clients, information about CIBC products and services is available by calling 1 800 465-2422 toll-free across Canada.
Office of the CIBC Ombudsman: The CIBC Ombudsman can be reached by telephone at 1 800 308-6859 (Toronto 416 861-3313) or by fax at 1 800 308-6861 (Toronto 416 980-3754).
The following are trademarks of CIBC or its subsidiaries:
Aventura, Aventura Infinite, CIBC Access for All, CIBC Access to Opportunity, CIBC Advantage, CIBC Children’s Foundation, CIBC Connection to Employment, CIBC Credit Smart, CIBC Dividend Platinum, CIBC Everyday, CIBC Financial HealthCheck, CIBC Logo, CIBC Newcomer to Canada plan, CIBC Pink Collection, CIBC 60 Plus Advantage, CIBC Spirit of Leadership Community Award, CIBC Unlimited, CIBC Unlimited Business Operating Account, CIBC World Markets Inc., CIBC Youthvision, CIBC Youthvision Scholarship, CIBC Youthvision Scholarship Program, FirstCaribbean, FirstCaribbean International Bank, “For what matters.”, Instant Teller, INTRIA, “It’s Worth a Talk’, Low Cost Borrowing Account, Miracle Day, Professional Edge, ReConnect: Career Renewal for Returning Professional Women, Renaissance High Interest Savings Account, Small Business Homepower Line, SmartStart, “What matters to me”, Wood Gundy, YMCA Access to Opportunity.
The following are trademarks of other parties:
Aerogold is a registered trademark of Aeroplan Canada Inc.
A Caring Company Imagine & Design is a registered trademark of the Canadian Centre for Philanthropy.
Aeroplan is a registered trademark of Aeroplan Limited Partnership.
Big Brothers Big Sisters of Canada is a trademark of Big Brothers of Canada.
China Unionpay.
Days of Caring is a trademark of the United Way of Canada.
EnergyStar is owned by the United States Environmental Protection Agency.
INTERAC is a registered trademark of INTERAC Inc.
Junior Achievement of Canada.

Kids Up Front Foundation.
MaRS Discovery District.
National Aboriginal Achievement Awards is a registered trademark of the National Aboriginal Achievement Foundation.
President’s Choice and President’s Choice Financial are trademarks of Loblaw Companies Limited; CIBC licensee of marks. President’s Choice Financial services are provided by CIBC.
Run for the Cure is a trademark of Canadian Breast Cancer Foundation, used under license.
TSX is a registered trademark of TSX Inc.
The United Way is a registered trademark of United Way of Canada.

Visa is a registered Trademark of Visa International Inc./CIBC Licensed User.
YMCA Canada.
Only those trademarks that are pending or registered before the Canadian Trademarks office are identified.